[WILSON SONSINI GOODRICH & ROSATI LETTERHEAD]

June 5, 2014

VIA EDGAR AND COURIER

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St NE

Mail Stop 3030

Washington, D.C. 20549

Re:	Pfenex Inc.
Draft Registration Statement on Form S-1
Submitted May 5, 2014
CIK No. 0001478121

Dear Mr. Riedler:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 2, 2014, to Bertrand C. Liang, Chief Executive Officer of Pfenex Inc. (the “Company”) regarding the confidential draft Registration Statement on Form S-1, CIK No. 0001478121 (the “Confidential Registration Statement”), submitted by the Company on May 5, 2014.

This letter sets forth the comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following the comment, sets forth the Company’s response. Simultaneously with the filing of this letter, the Company is submitting via EDGAR a Registration Statement on Form S-1 (the “Registration Statement”), responding to the Staff’s comments.

General

1. Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response: The Company respectfully acknowledges the Staff’s comment and will file the missing exhibits as soon as practicable. The Company also acknowledges and understands that the Staff may have further comments upon the examination of these exhibits.

Jeffrey P. Riedler, Assistant Director

United States Securities and Exchange Commission

June 5, 2014

2. Please provide us proofs of any additional graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not anticipate including additional graphics or visual materials in the Registration Statement at this time.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company respectfully acknowledges the Staff’s comment. The Company will supplementally provide the Staff with the requested written communications and reports.

4. We will deliver any comments to your confidential treatment request via separate letter. Please be advised that we will have to grant the confidential treatment request before we can act upon any request for effectiveness of the registration statement you will file.

Response: The Company respectfully acknowledges the Staff’s comment and understands that comments to the Company’s confidential treatment request will be provided separately. The Company further understands that the Staff will act upon the confidential treatment request before acting on a request for effectiveness of the Registration Statement.

Pfenex, Inc., page 2

5. Please expand the discussion in the first paragraph to state, if true, that you currently have no products approved for commercial sale and have not received any revenues from the sale of product candidates.

Jeffrey P. Riedler, Assistant Director

United States Securities and Exchange Commission

June 5, 2014

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 64 and 82 to clarify that the Company has not received any revenue from the sale of product candidates.

6. We note the pipeline chart on page 3. To prevent potential investor confusion, please remove from this table the column referring to global sales.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the lead-in text and charts on pages 3 and 83 to clarify that the indicated sales figures represent sales of branded third party reference drugs, and not sales of the Company’s product candidates. The Company believes it is important to include this information in this summary chart to provide investors with an understanding of the size of the addressable markets for its existing and future potential product candidates.

7. Please expand the chart to include the related indication for each product candidate for which an indication is not currently provided. Additionally, please remove from the pipeline chart the products with a status described as formulation development, process development, or entering process development since the designation as a product candidate appears to be premature.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the text and charts on pages 3, 83 and 84 to (a) clarify that the chart covers future potential products in development in addition to the current product candidates and (b) add the relevant indications for the Company’s two most advanced product candidates. The Company further advises the Staff that all biosimilars currently in development are being developed for the approved indication of the reference branded drug. The Company intends to design its Phase 3 clinical trials to focus on specific indications potentially providing the necessary data to allow extrapolation to all indications based on the mechanism of action that has been approved for the reference branded drug. The Company intends to discuss its Phase 3 plans with the relevant regulatory agencies in advance of commencing the studies.

“If we fail to attract and keep senior management and key scientific personnel...,” page 17

8. Please expand the discussion to state the extent and nature of employment agreements with your senior management and senior scientists.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 16 to clarify that the Company’s employment agreements and offer letters with senior executive officers and senior scientists will all provide for “at-will” employment following the completion of the offering.

Market and Industry Data, page 56

9. Please note that it is not appropriate to state or imply that you do not have liability for the statements in your registration statement. Your statement on page 56 that you have not independently verified any information attributed to third-party sources could imply that you are not taking liability for this information. In order to eliminate any

Jeffrey P. Riedler, Assistant Director

United States Securities and Exchange Commission

June 5, 2014

inference that you are not liable for all of the information in your registration statement, please delete this statement or include a statement specifically accepting liability for information that appears in your registration statement that was obtained from third-party sources.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 55 to delete the statement.

Use of Proceeds, page 57

10. We note your statement that you intend to use a certain amount of the net proceeds from this offering to fund the ongoing and planned clinical development of PF582 as well as to fund your share of the costs of the clinical development of PF530. Please specify how you anticipate allocating the proceeds among your respective clinical studies, whether ongoing or planned, and estimate how far you expect the offering proceeds will enable you to advance each of your clinical programs.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 9, 52, 56, and 78 to specify how the Company intends to use the net proceeds to advance and fund its current and planned clinical trials.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 65

Critical Accounting Policies, Significant Judgments and Use of Estimates

Stock-Based Compensation, page 71

11. We may have additional comments on your accounting for stock compensation once you have disclosed an estimated offering price. Please supplementally provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

Response: The Company respectfully acknowledges the Staff’s comment. At this time, the Company and the lead underwriters have not determined the IPO pricing range. When the IPO pricing range is determined, the Company intends to supplementally provide the requested information to the Staff and update the relevant disclosure in the Registration Statement.

Jeffrey P. Riedler, Assistant Director

United States Securities and Exchange Commission

June 5, 2014

Results of Operations

Research and Development, page 75

12. Please revise your disclosure to also include inception-to-date research and development amounts for each research and development program disclosed in the table on page 75.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 74 and 75 to include research and development amounts for each research and development program disclosed in the table from inception-to-date.

Business, page 81

Overview, page 81

13. Please disclose whether you currently have any active INDs. If so, please specify the filing date(s), the names under which the INDs were submitted if not your own name, the product candidates, and indication(s) for which you have any active INDs.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not currently have any active INDs. The Company further advises the Staff that the Company intends to pursue market approval of PF582 and PF530 pursuant to the abbreviated 351(k) biosimilar regulatory pathway in the United States based on clinical studies conducted outside the United States. Therefore, the Company believes it is unnecessary for them to submit an IND application in the United States.

Pfenex Expression Technology, page 89

14. Please define the following terms:

•	“titer;”

•	“bacterial periplasm;”

•	“protease genes;”

•	“chaperone and/or disulfide bond isomerase genes;” and

•	“obligate aerobe growth nature.”

Response: 14. The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 92 to include definitions or otherwise clarify the meanings of the indicated terms.

Competition, page 117

15. If you are aware of any particular competing product candidates, please disclose the stage(s) of development.

Jeffrey P. Riedler, Assistant Director

United States Securities and Exchange Commission

June 5, 2014

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company is not aware of any biosimilar candidates that would compete with the Company’s product candidates in its target markets.

Intellectual Property, page 118

16. Please expand your discussion of your patent profile to clarify which of your material patents and patent applications are owned and which are licensed, indicating from whom such patents or applications are licensed. Please also disclose the type of patent protection covered by each material patent or patent application.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 119-121 to identify the material owned and licensed U.S. issued patents and pending patent applications. With respect to each of the licensed patents, the Company has indicated that The Dow Chemical Company is the licensor. The Company has also identified the nature of the subject matter and type of patent protection with respect to each owned and licensed material issued U.S. patent.

17. At their first use, please spell out the abbreviated terms “TDCC” and “DGTI.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 120 to spell out the abbreviated terms.

Description of Capital Stock

Common Stock, page 145

18. Please disclose the vote required by security holders to take action, as required by Item 202(a)(1)(v) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 146 and 149 to clarify the vote required by security holders to take action.

Notes to Financial Statements

Note 12. Significant Research and Development Agreements

Funding Agreements, page F-22

19. You appear to be accounting for your funding agreements with The U.S. Department of Health and Human Services and The National Institute of Allergy and Infectious Diseases as production contracts under ASC 605-35. Please tell us how you determined under ASC 912-730-15-2 that these contracts did not meet the requirements of research and development contracts with the federal government.

Jeffrey P. Riedler, Assistant Director

United States Securities and Exchange Commission

June 5, 2014

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that at the inception of the contracts with both the U.S. Department of Health and Human Services and the National Institute of Allergy and Infectious Diseases, all parties entered into each arrangement with the expectation that the named government customer would fund all costs of development and no costs in excess of the arrangement would be incurred by the Company. Furthermore, neither contract specifically evidences acknowledgment that the customers’ funding obligations will be insufficient to cover all costs associated with the contemplated development.

Therefore, we do not believe the agreements with the U.S. Department of Health and Human Services and The National Institute of Allergy and Infectious Diseases meet the ASC 912-730-15-2-d condition which reads “At the inception of the contract, the contractor and the customer enter into the arrangement with the expectation that costs will be incurred in excess of amounts to be funded. This condition will be met if contractual or other documentation specifically evidences acknowledgement of this expectation by both the contractor and the customer.”

The Company has expanded its disclosures on pages 69, F-12, F-24 and F-25 to clarify the terms of these contractual arrangements and the related revenue recognition methodology.

* * *

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (858) 350-2393.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Daniel R. Koeppen

Daniel R. Koeppen

cc:	Bertrand C. Liang, Pfenex Inc.

Christopher D. Lueking, Latham & Watkins

Judah Rodgon, Latham & Watkins